Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

The following material was distributed to Boston Scientific’s Director-Level and above employees.

Boston Scientific Senior Management Talking Points on Proposed Guidant Acquisition

General Instructions

This document is intended to serve as a guide as you communicate to employees regarding today’s announcement of Boston Scientific’s proposal to acquire Guidant.  All employees should have received the COMCAST that was sent following this morning’s announcement, so they already should have some basic information.

As leaders of our company, you will play an important role in communicating with your teams about the proposed transaction with Guidant.  We encourage you to contact them as soon as possible.

We think our proposal is compelling for Guidant’s shareholders and employees – and has significant benefits for our shareholders and employees – but at this stage it remains a proposal – not a merger agreement.  As such, nothing has changed in our day-to-day operations.

The proposed transaction will receive a lot of attention in the media and elsewhere, but we must not allow this to distract us from serving our customers and running our businesses.  Please emphasize that the best way everyone can help is by staying focused on doing their jobs.

Following are the key messages you should use in discussions with employees.

Background on the Transaction

•                  This morning, Boston Scientific made a proposal to acquire Guidant to create the world’s leading cardiovascular device company, which would accelerate our diversification and growth.  (For more details on the proposal, please see a copy of our press release, which has been sent to all employees and is also available on our website.)

•                  This transaction will combine Guidant’s cardiac rhythm management (CRM) business with our cardiovascular, endosurgery and neuromodulation businesses.

•                  Our proposal of a combination of cash and stock worth $72 per Guidant share provides Guidant shareholders with a premium of approximately 14 percent over J&J’s revised offer.

The Focus is on Growth

•                  This combination is premised on growth, primarily in new areas where we do not currently have a presence.  It is not premised on cost cutting.

•                  Our operations are complementary.

•                  We plan to retain Guidant’s talented and dedicated sales and product development teams, as well as Guidant’s experienced CRM management team.

•                  Indeed, bringing together the great people of our two organizations is one of the most attractive benefits of this proposed transaction.

•                  We believe employees and customers will benefit from being part of a stronger, more diversified organization and we are looking forward to bringing these two great companies together for the benefit of our customers.

•                  Boston Scientific and Guidant have strong traditions of innovation and leadership.

•                  Together, we will offer doctors and their patients technologically advanced and highest quality medical devices and treatment therapies.

Powerful Strategic Rationale

•                  This transaction will give us an opportunity to transform our company, to refocus our programs and priorities, and to accelerate the diversification of our revenue and earnings base to position Boston Scientific for continued growth, leadership and success.

•                  It allows us to become a major provider in the high-growth CRM business sooner than if we had continued on a path of organic growth.

•                  It also gives us access to a second drug-eluting stent program that will complement TAXUS.

•                  The combination will allow us to significantly diversify our revenue stream in multiple business segments and enhance our overall competitive positioning.

Next Steps

•                  We have a plan to move forward quickly.  We look forward to the Guidant board and management team carefully considering our proposal.  If all goes as planned, we could wrap this up within the first quarter of 2006.

•                  Of course, there is still much work ahead to make this combination a reality, and it is important to remember that we remain competitors with Guidant for now.

•                  Our proposal is likely to receive a lot of attention in the media and elsewhere.  Therefore, it is important that Boston Scientific speaks with one voice.  If you receive any media inquiries about this transaction, we ask you to refer them to Paul Donovan at 508-650-8541 (donovap3@bsci.com).

•                  We will continue to keep you informed as we move through this process and provide updates to you at the appropriate times.

•                  As always, we appreciate your continued hard work and dedication.

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and securityholders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the securityholders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.